

Mail Stop 4628

December 15, 2016

Greg L. Armstrong
Chief Executive Officer
Plains GP Holdings, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

> **Re: Plains GP Holdings, L.P.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2016**
> **File No. 333-214964**

Dear Mr. Armstrong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources